Exhibit 99.1

ProQR Announces Partnership with Ginkgo Bioworks and Formation of AI Advisory Board

•	ProQR and Ginkgo Bioworks to collaborate on autonomous lab high throughput data generation to support ProQR’s AI-enabled drug discovery for Axiomer™

•	ProQR establishes AI Advisory Board with leaders from industry and academia

•	ProQR’s first AI-discovered Development Candidate expected to enter the clinic in 2026

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 8, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced its AI strategy to enhance discovery on the Axiomer platform, including a partnership with Ginkgo Bioworks and the formation of an AI Advisory Board.

The company will host a virtual Investor and Analyst event on April 8, 2026 at 10am EDT where it will further discuss these developments as part of a broader update on its pipeline and platform.

“Over the last 18 months we have developed an AI model that leads to significant acceleration and improvement of editing oligonucleotides in drug discovery,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We welcome the distinguished members of our AI advisory board who are helping us to maximize the impact of AI-enabled drug discovery for patients.”

De Boer continued, “We’re pleased to have announced the partnership with Ginkgo Bioworks, providing us access to their state-of-the-art autonomous lab enabling high throughput data generation to further scale up our AI-enabled drug discovery.”

Strategic Partnership with Ginkgo Bioworks

ProQR’s partnership with Ginkgo Bioworks provides ProQR access to Ginkgo’s 50+ instrument autonomous lab, Nebula. Ginkgo’s autonomous lab removes a main bottleneck in AI-enabled drug discovery by increasing data generation throughput and speed. This capability is expected to increase the scale and speed of experimental data generation, enabling more efficient discovery timelines and improving the ability of ProQR’s discovery AI models to predict drug candidates. Ginkgo made a strategic equity investment in ProQR in connection with the partnership.

AI-enabled Programs

ProQR expects to advance its first programs generated using its AI-enabled discovery approach into the clinic, with a clinical trial application (CTA) anticipated in mid-2026 and initial clinical data anticipated by year-end 2026. The company will provide further details on its AI-enabled drug discovery, the AI-generated Development Candidates and the plans for clinical trials thereof at its Investor and Analyst event later today (details below).

AI Advisory Board

ProQR has established an AI Advisory Board comprising leaders from the AI and techbio fields to support the development of the Company’s AI strategy for Axiomer. The Advisory Board will provide guidance on how ProQR applies AI in its discovery efforts, including best practices, emerging approaches, and insights from the field helping to accelerate drug discovery and optimization of Axiomer editing oligonucleotides.

Members of the ProQR AI Advisory Board include:

•	Eric Durand, PhD, Chief Data Science Officer, Owkin

•	David Ruau, PhD, Head of BD EMEA, Healthcare & Life Sciences, NVIDIA

•	Thomas Wolf, Co-Founder and Chief Science Officer of Hugging Face

•	Gerard van Westen, Full Professor AI and Medicinal Chemistry at Leiden University

•	Romain Lacombe, Venture Partner, HCVC

•	Imran Haque, PhD, Chief Technology Officer, Kimia Therapeutics

Virtual Investor and Analyst Event on April 8, 2026

ProQR will host an Investor and Analyst Event today. At this event, ProQR will showcase its broader RNA editing pipeline and platform, announce new programs that will have clinical data readouts in the runway, and unveil the primary indication for AX-0810.

Event Details and Registration

•	Title: Expanding the Axiomer™ RNA Editing Opportunity Beyond AX-0810

•	Date & Time: April 8, 2026 beginning at 10:00 am ET until approximately 11:30 am ET

•	Virtual format: Webcast presentations and Q&A with covering analysts and Management

•	Registration: https://lifescievents.com/event/g09gufqylu/

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; our partnership with Ginkgo and the intended benefits thereof; expectations regarding AI’s ability to accelerate Axiomer™ discovery; expectations and timing regarding an anticipated CTA filing and release of initial clinical data for our new program; expectations regarding the role of the AI Advisory Board and the intended benefits thereof; the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the primary indication for AX-0810; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com